UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒   SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐    SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: March 31, 2025

LiquidPiston, Inc.

(Exact name of issuer as specified in its charter)

Delaware	74-3126356
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

LiquidPiston, 1292A Blue Hills Avenue, Bloomfield, CT, 06002

(Full mailing address of principal executive offices)

(860) 838 2677

(Issuer’s telephone number, including area code)

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THIS REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

ITEM 1.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the financial condition and results of operations of LiquidPiston, Inc (“we”, “LiquidPiston”, or “the Company”) should be read in conjunction with our financial statements and the related notes included in this semi-annual report and our annual report filed on Form 1-K on January 24, 2025. This discussion may contain forward-looking statements reflecting our current expectations that involve risks and uncertainties. Our actual results could differ materially from those discussed in the forward-looking statements.

These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results to differ materially from any predictions of future results, performance or achievements that we express or imply in this semi- annual report or in the information incorporated by reference in this semi-annual report.

LiquidPiston, Inc. was incorporated in the State of Delaware on June 21, 2004, and maintains its headquarters and physical plant in Bloomfield, Connecticut. With the exception of the year ended December 31, 2017, we incurred losses from operations and have had negative cash flows from operating activities since our inception through the year ended December 31, 2021. For the year ended December 31, 2022, we posted our first operating profit and positive cash flow from operations since 2017.

In 2023, the Board of Directors unanimously voted in favor of changing its fiscal year end from December 31 to September 30 effective for the nine months ended September 30, 2023. The change in fiscal year end is to more closely align with the year ends of its major customers, the Department of Defense, United States Army, and United States Airforce. For the year ended September 30, 2024, we recorded an operating loss, while cash flows from operations was positive as the company recognized deferred revenues from ongoing contracts. The Company's current operating plan for 2025 indicates that it will likely continue to operate at near break-even from operating activities given ongoing contract revenues, less anticipated contract related expenditures and ongoing technical development activities.

The unaudited financial information set forth below with respect to the six-month period ended March 31, 2025 is preliminary and subject to potential adjustments. Adjustments to these financial statements may be identified when review of historical financial statements has been completed in conjunction with our year-end audit, which could result in significant differences from this preliminary unaudited condensed restated financial information, although in the opinion of management all adjustments necessary to make restated interim results of operations not misleading have been included here. Unless otherwise indicated, the latest results discussed below are as of March 31, 2025.

Results of Operations

The Company generated revenues totaling $6,206,608 and $4,901,866 for the six months ended March 31, 2025 and 2024, respectively. Booked revenue increased in 2025 compared to 2024 as the Company started to realize revenue on its new contracts and milestones on these contracts were met. Cost of revenue increased significantly for the six months from $3,146,479 in 2024 to $4,792,839 in 2025. Costs of revenue consist of engineering labor and parts, machining, and other non-personnel expenditures associated with a contract. Certain contract stages in 2025 were more labor intensive than in 2024 as new programs start with significant design work and less hardware procurement. Due to this fact pattern, gross profit decreased from $1,755,387 for the six months ended March 31, 2024 to $1,413,769 for the six months ended March 31, 2025.

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Operating expenses consist of technical development expenses and administrative expenses. Technical development expenses totaled $2,070,947 in the six months ended March 31, 2025 compared to $866,605 in the six months ended March 31, 2024, an increase of $1,204,342. This increase represents the Company’s investment in new technologies, and funding certain developments outside of customer-funded programs. Specifically, internal machinery and hardware expenses increased by $280k, external machine shops and contractors increased by $175k, and labor associated with internal technical development increased by $675k Administrative expenses totaled $1,181,719 and $1,077,981 for the six months ended March 31, 2025 and 2024, respectively. The increase in general and administrative expenses was due in large part to an increase in the cost of employee benefits ($126,270), insurance ($25,600), connectivity ($8,000), and professional fees ($59,600). However, these increased expenses were mitigated by reductions in business development expenses and facilities costs ($82,800 and $37,600 respectively). With the increase in cost of goods sold, operating expenses and technical development costs, which outpaced the growth in revenue, the Company posted an operating loss of ($1,838,897) for the six months ended March 31, 2025 as compared to a loss of ($189,199) for the six months ended March 31, 2023.

Other income increased from $539,621 for the six-month period ended March 31, 2024 to $654,375 in 2025. This was primarily due to the Company maintaining its cash in US Treasuries.

As a result of the foregoing, our net income was $306,562 for the six months ended March 31, 2024, compared to a net loss of $1,189,617 for the six months ended March 31, 2025.

Liquidity and Capital Resources

As of March 31, 2025, the Company had $28,393,123 in cash and cash equivalents on hand, including $1,519,783 in restricted cash, compared to $26,956,505 as of September 30, 2024.

Historical results and cash flows

For the six-month periods ended March 31, 2025 and March 31, 2024, the Company engaged in multiple engineering contracts with the DoD, which generated significant revenues, and accounted for 100% of the Company’s revenue. Aside from these revenue streams, LiquidPiston has relied on sales of equity for its continued operations. Government revenue for the six months ended March 31, 2025 was significantly higher than in the same period in 2024, as the Company was engaged in multiple DoD contracts.

A primary revenue source for 2025 is a $35 million multi-year Strategic Funding Increase (STRATFI) contract, awarded previously by the Air Force. LiquidPiston intends to pursue additional government, as well as commercial, development contracts in the future.

Equity Issuances

In the six months ended March 31, 2024, no Company options were exercised. For the six months ended March 31, 2025 the Company issued 9,800 shares as employees of the Company exercised stock options for total proceeds of $894.

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In August of 2024, the Company commenced an offering pursuant to Regulation Crowdfunding (the “2024 Regulation CF Offering”) to raise up to $5 million, with a purchase price of $11.50 per share, plus transaction fees of 2.5% per investment. The offering utilized a crowdfunding special purpose investment vehicle (SPV) ‘LiquidPiston 2024 Reg CF SPV, LLC’ that was created with the purpose to acquire, hold and dispose of Company securities. Investors in this offering own membership interests in the crowdfunding SPV while the SPV owns the corresponding common stock issued by the Company. There was one closing for the fiscal year ended September 30, 2024; the Company issued 182,974 shares of its common stock and received proceeds before issuances costs of $2,026,737. During the six months ended March 31, 2025, the Company issued 251,558 shares of its common stock and received proceeds before issuance costs of $2,780,171. As of September 27, 2024, the offering was no longer accepting new investments. The total raised in the 2024 Regulation CF Offering was $4,806,908 (plus 2.5% towards transaction fees). The Company issued a total of 434,532 shares of common stock.

Additionally, the Company sold 12,391 shares of its common stock through a Reg D offering and received proceeds of $125,010.

Major Purchases

On March 28, 2025 the Company, through its newly created, wholly owned subsidiary, LiquidPiston Real Estate, LLC, purchased the building and land at 980 South Street, Suffield, Connecticut. Once the building is fully adapted to LiquidPiston’s needs, the Company plans to move all its operations from its current facility in Bloomfield, Connecticut.

Indebtedness

On June 10, 2020, LiquidPiston, Inc. was approved for and issued a Loan Authorization and Agreement by the SBA for an Economic Injury Disaster Loan (“EIDL”) in the amount of $150,000 to use as working capital to alleviate economic injury sustained due to COVID-19. Repayment began in July 2021 with a 30-year term. Interest will accrue at 3.75% per year and will only accrue on funds actually advanced from the date of each advance, with fund disbursement at the discretion of SBA Counsel. This debt is collateralized with Company assets.

Trend Information

LiquidPiston’s long-term business prospects are shaped by key industry trends: vehicle electrification, the global transition to low/no-carbon fuels, and the U.S. Department of Defense’s (DoD) adoption of advanced powertrain technologies for mobile power and propulsion systems, particularly for Unmanned Aerial Systems (UAS).

With respect to vehicle electrification, we recognize and support the imperative to electrify as many vehicles (land, air, and marine) as quickly as makes economic, environmental, and functional sense. The fact is that fossil fuel has approximately 50 times the energy density of today's best batteries so the battery maturation curve will take many decades to even get close. Also, the energy balance and CO2 production associated with mining and processing of raw materials and production of batteries is not inconsiderable and affects the well/earth-to-scrap/recycle CO2 breakeven time for a car especially if the source of electrons is coal, oil, or gas (i.e., non-renewables). Getting to renewables and low/no carbon fuels as the major source of electricity will realistically take a very long time.

So, for this indefinite period of time (many decades), we believe that fossil fuels as well as an increasing amount of low carbon fuels are going to be used for a major percentage of transportation vehicles, and Hybrid Electric Vehicles (“HEVs)” will be a significant share of electrified land vehicles even as several countries are putting in place mandates to force this to happen.1

_________________

1 See https://www.jpmorgan.com/global/research/electric-vehicles

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The projected large and rapidly growing HEV share of vehicle propulsion technology presents an opportunity for LiquidPiston to provide efficient, multi-fuel, power-dense internal combustion engines to enable such future HEVs. In addition, fossil fuel-based propulsion and power generation is likely to remain dominant not just in the United States, but also in many developing countries for a long time due to infrastructure and economic constraints. LiquidPiston’s technology provides an opportunity to field a smaller, more efficient internal combustion engine (ICE) which is proven to be able to use diesel, gasoline, jet fuel, propane, and hydrogen and can likely be adapted to work on natural gas, renewable natural gas and other low-carbon fuels. This positions LiquidPiston to be a key technology provider anywhere that lightweight efficient engines are useful as range extenders and auxiliary power units (APUs) not only for land vehicles but also aircraft and marine vehicles.

Outside of automotive transportation, there are major industry and government initiatives underway in many countries to develop new generations of electric and hybrid electric aircraft in order to capture the benefits of electrically-powered vertical take-off and landing propellors and quieter operation in populated areas or military theaters. Based on market and customer requirements and feedback to-date, LiquidPiston believes that many military and high-endurance commercial drones will need to go the HEV route because a) the application and/or use case constraints dictate eVTOL (electric Vertical Take-Off & Landing) capabilities and b) hydrocarbon fuels are significantly more energy-dense than batteries. Urban Air Mobility (“sky cabs”) is an emerging new category of urban area transportation vehicles with numerous startups and established aviation and automotive players investing to develop potentially viable solutions with the goal of services being commercially available in some metropolitan areas during this decade. The expectation is there will be some short haul all-electric city “sky cabs” in the future but the serious short-to-regional aircraft players will be hybrid electric for range and safety reasons. If an ICE can come close to small gas turbine power density, is 3- 4 times more efficient, and can use diesel or jet fuels, why not drive the usage of the more efficient technology, thereby saving fuel costs and reducing CO2 in the process? With respect to larger aircraft, as mentioned above, we are pursuing opportunities for our technology to enable much more efficient on-board auxiliary power which reduces overall fuel consumption and if used as an in-flight supplemental power unit can enable optimization of the main engines (i.e., smaller, less fuel because they are not supplying needs such as auxiliary power or air conditioning). Hybrid electric propulsion is going to be an enabling and enduring aspect of aviation electrification.

We anticipate that hybrid electric power generation configurations will become prevalent in many applications because it will make functional and economic sense even if government policy priorities with respect to environmental and climate change considerations change. Consider, for example, hybrid electric portable generators (hybrid in the sense that the engine and generator charge a battery which then powers the electronics of whatever system is being powered). LiquidPiston’s engine technology enables manufacturers to produce smaller and more efficient generators and other hybrid power systems.

The tariffs introduced in 2025 are creating economic and supply chain uncertainty. As the US DoD is our primary initial customer and initial indications are that the administration and Congress intend to increase military spending, we believe that we are well positioned to continue to secure technology development contracts and, with partners, compete for initial product procurement contracts because:

•	Our compact, heavy fuel-capable engines can power an array of smaller, lighter military reconnaissance, tactical, and logistics systems needs in increasingly distributed, always-on-the-move military environments. Providing operational energy to the warfighter edge in contested logistics scenarios is recognized as a critical requirement.
•	We are a domestic US technology company, which fits the US strategic need for a secure industrial base.

5

The tariff situation and the current US Administration’s policy and organizational changes may delay future DoD program initiatives or decisions on existing programs which could negatively impact LiquidPiston’s future or current contracts. With respect to our supply chain, we are still in the advanced product development phase and with our in-house machine shop can make most of our own prototype parts and have US-based suppliers for the manufacturing of other parts. As we are not currently engaged in volume production, the tariff-related cost impact on prototype materials and components does not currently have a significant impact on our financials, though the situation is highly dynamic. As we and/or our future licensee/OEM partners gear up for volume production, tariff-induced cost increases may impact the cost of goods sold. However, that will also be true for competitive suppliers and, with our unique technology advantages, we will continue to focus on customer use cases where our engines and power systems can deliver high-value new capabilities (e.g., 60%+ size/weight reduction in military portable electric generators, heavy fuel propulsion systems for UAVs) or significantly decrease logistics cost and risk (e.g. Effectively providing operational energy to the warfighter edge where/when needed).

Some of our balance of plant component or sub-system suppliers may use materials and components from countries subject to US sanctions or other restrictions, which we closely monitor and disclose to our DoD customers when such materials are used in our prototypes and demonstration products. In parallel, we are identifying domestic or other approved sources for those materials and components to incorporate into our products as they continue the industrialization and commercialization-readiness process.

There are some other energy-related trends and country policy decisions which can impact customer demand for LiquidPiston-powered products and systems:

•	The potential increased use of Compressed Natural Gas (“CNG”), Renewable Natural Gas (RNG), hydrogen, and selected bio-fuels as low carbon fuels. We have demonstrated the use of hydrogen to power a go-kart vehicle demonstrator, as well as propane gaseous fuel, but have yet to test CNG and RNG. We believe, however, that given the design of our combustion chambers and combustion process, there is no reason that we can't efficiently burn CNG, RNG as well as other gaseous fuels. We also believe that liquid biofuels such as Sustainable Aviation Fuel (SAF) will work well with the X-EngineTM architecture, although we have yet to test them. Although such policies vary by country and are often inconsistent within some countries (e.g., the US), over recent decades, there has been a reasonably strong market and government policy push towards more use of CNG, RNG, hydrogen, SAF and other low carbon fuels for numerous applications, including medium-to-long-haul trucking and aviation. Overall, although the timing may be uncertain, any market transition to greater use of low-carbon fuels represents a market opportunity for LiquidPiston and is not a threat.

•	The growing public concern and government policies directed at mitigating and reducing Greenhouse Gas (GHG) emissions are expected to result in more stringent emissions certification standards and impact purchase decisions for fossil fuel energy conversion technologies. The impact from dramatically more efficient ICEs can be enormous with widespread adoption of those more efficient ICEs. Transportation contributes at least 15% of global CO2 production from fossil fuel usage, approximately 25%+ in the US. Out of the approximately 38+ Gigatonnes of fossil fuel CO2 produced annually, at least 6 Gigatonnes are due to transportation. If LiquidPiston's technology replaced all legacy ICEs used in transportation, we would see a reduction of ~ 2 Gigatonnes of CO2 (which is a 5%+ reduction in global CO2 produced). The CO2 reduction will be greater when you add in distributed power generation, pumps/compressors, powered garden tools, etc. We are not projecting that LiquidPiston’s technology will replace all legacy ICEs, however we do believe that the potential CO2 and other GHG reduction from the use of more efficient ICEs can be a positive factor for LiquidPiston’s marketing and sales efforts going forward in selected countries, depending on those countries’ policies and priorities at the time.

Finally, with respect to the ramp up of renewable energy sources such as solar and wind, we agree that government policies and technology scale economics will result in a steady increase in renewable’s share of electric power generation, with great disparities between countries and regions. For the electric power generated this way to charge vehicles and other batteries, transmission line capacity and cost-effective grid-scale storage have to be deployed which is a slow, capital-intensive process. The vehicle electrification efficacy of electric energy regardless of source is still limited by the battery vs fuel energy density realities described above. Distributed renewable energy sources will in some instances eliminate or reduce the need for portable gensets which is one of our target application markets; however, fuel-powered gensets will still be required for portable/mobile and temporary applications and locations, as well as locations with limited grid connections or without the resources to build a local renewable electric energy infrastructure.

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On the U.S. national security and military front, technology innovation and rapid adoption to maintain military superiority for offensive and defensive purposes is a strategic imperative. The DoD is encouraging and investing in private sector innovation and product development in many areas relevant to LPI’s technology, including:

•	Autonomous (i.e., uncrewed) vehicles, notably Uncrewed Aerial Systems (UAS). For system weight and mission duration purposes, the propulsion and on-board power generation needs to be hybrid electric because the energy density of hydrocarbon fuels is so much greater than battery technologies currently available and projected to be available over the coming decades

•	Smaller, higher power-density electric power generators to provide “Power on the Move” for increasingly distributed, constantly moving military operations which need an increasing amount of operational energy per warfighter

•	Auxiliary power units and supplemental power units for crewed vehicles and to support an increasing array of tactical and support systems, all of which require increasing amounts of energy to operate

LPI’s engine and power system technology are a good fit for these and other DoD technology initiatives, as demonstrated by the Company’s recent DoD development contracts.

Economic Factors

Certain macro-economic trends that are worthy to note as impacting the Company’s business include inflation, which was higher than normal with the peak at 9.1% in June 2022, and a general shortage in the labor market, which will make hiring a challenge. While the rate of inflation cooled down significantly to around 2.4% in March 2025, the shortage in the labor market remains an issue. These are challenges that all companies are faced to different degrees, and the Company is taking steps to mitigate.

ITEM 2.	OTHER INFORMATION

None.

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ITEM 3.	FINANCIAL STATEMENTS

LiquidPiston, Inc.

Balance Sheets

As of March 31, 2025 (Unaudited) and September 30, 2024 (Audited)

	Unaudited	Audited
ASSETS
Current Assets
Cash and Equivalents	$26,873,340	$25,436,722
Restricted Cash	1,519,783	1,519,783
Accounts Receivable	54,895	1,094,166
Deferred Charges and Costs	3,452,137	2,949,184
Prepaid Expenses	349,142	256,003
Total Current Assets	32,249,297	31,255,858
Property and Equipment, Net of Accumulated Depreciation	525,570	619,376
Other Assets
Deposits	7,933	7,933
Investment in LiquidPiston Real Estate, LLC	2,129,122	–
Intangible Assets, Less Accumulated Amortization	1,496,654	1,415,245
Total Other Assets	3,633,709	1,423,178
TOTAL ASSETS	$36,408,576	$33,298,412
LIABILITIES AND STOCKHOLDERS' DEFICIT
Current Liabilities
Accounts Payable	$172,096	$144,102
Notes Payable, Current	3,523	3,370
Current Portion of Lease Liability	98,742	95,842
Deferred Revenue	5,396,302	5,625,788
Accrued Taxes and Expenses	109,507	113,885
Total Current Liabilities	5,780,170	5,982,987

Long Term Liabilities
Notes Payable, Net of Current Portion	138,392	137,836
Lease Liability, Net of Current Portion	77,714	127,815
Total Long Term Liabilities	216,106	265,651
Total Liabilities	5,996,276	6,248,638
Stockholders' Equity
Common Stock $0.0001 par value per share; 25,000,000 shares authorized;19,078,320 and 17,715,054 issued and outstanding at March 31, 2025 and September 30, 2024, respectively.	280	243
Series Seed-1 Preferred Stock $0.0001 par value per share; 200,000 shares authorized; 82,258 shares issued and outstanding at March 31, 2025 and September 30, 2024, respectively.	1,063,591	1,063,591
Additional Paid-In-Capital	55,647,608	51,095,502
Accumulated Deficit	(26,299,179)	(25,109,562)
Total Stockholders' Deficit	30,412,300	27,049,774
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$36,408,576	$33,298,412

The accompanying notes are an integral part of these financial statements.

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LiquidPiston, Inc.

Statements of Operations

For the Six Months Ended March 31, 2025 and 2024 (unaudited)

	March 31, 2025	March 31, 2024
Revenue	$6,206,608	$4,901,866
Cost of Revenue	4,792,839	3,146,479
Gross Profit	1,413,769	1,755,387
Operating Expenses
Technical Development	2,070,947	866,605
Administrative	1,181,719	1,077,981
Total Operating Expenses	3,252,666	1,944,586
Income (Loss) from Operations	(1,838,897)	(189,199)
Other Income (Expense)
Interest and Other Income	654,375	539,621
Settlement Expenses	–	(42,000)
Interest Expense	(5,095)	(1,860)
Total Other Income	649,280	495,761
Net Income (Loss)	$(1,189,617)	$306,562
Deficit - Beginning of Period	(25,109,562)	(23,585,495)
Deficit - End of Period	$(26,299,179)	$(23,278,933)
Net Income (Loss) Per Common Share - Basic and Diluted	$(0.06)	$0.02
Weighted Average number of Common Shares Outstanding	19,212,701	17,820,031

The accompanying notes are an integral part of these financial statements.

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LiquidPiston, Inc.

Statements of Changes in Stockholders' Equity (Deficit)

For the Six Months Ended March 31, 2025 and 2024 (unaudited)

	Common Stock		Series Seed-1 Preferred		Additional	Retained	Net	Available
	Shares Issued	Total	Shares Issued	Total	Paid-In Capital	Earnings (Deficit)	Equity (Deficit)	Options and RSUs
Balance 9/30/23	17,715,054	$227	82,258	$1,063,591	$41,542,546	$(23,585,496)	$19,020,870	577,510
Options and RSUs Issued	–	–	–	–	–	–	–	(57,000)
Options and RSUs Forfeited	–	–	–	–	–	–	–	28,000
Options and RSUs Exercised	6,500	2	–	–	2,695	–	2,697	–
Stock Compensation	–	–	–	–	48,785	–	48,785	–
Common Stock Offering	1,354,272	14	–	–	11,447,383	–	11,447,397	–
Issuance Cost	–	–	–	–	(1,945,907)	–	(1,945,907)	–
Net Income	–	–	–	–	–	(1,524,066)	(1,524,066)	–
Balance 9/30/2024	19,075,826	$243	82,258	$1,063,591	$51,095,502	$(25,109,562)	$27,049,776	548,510
Period Ending 3/31/2025
Options and RSUs Issued	–	–	–	–	–	–	–	(235,226)
Options and RSUs Forfeited	–	–	–	–	–	–	–	5,384
Options and RSUs Exercised	9,800	11	–	–	883	–	894	–
Common Stock Offering	263,949	26	–	–	4,599,858	–	4,599,884	–
Issuance Cost	–	–	–	–	(48,635)	–	(48,635)	–
Net Income	–	–	–	–	–	(1,189,617)	(1,189,617)	–
Balance 3/31/2025	19,349,575	$280	82,258	$1,063,591	$55,647,608	$(26,299,179)	$30,412,302	318,668

The accompanying notes are an integral part of these financial statements.

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LiquidPiston, Inc.

Statements of Cash Flows

For the Six Months Ended March 31, 2025 and 2024 (unaudited)

	March 31, 2025	March 31, 2024
Operating Activities
Net Income (Loss)	$(1,189,617)	$306,562
Adjustments to reconcile net income to net cash provided by operations:
Depreciation and Amortization	156,762	95,587
Lease Expense	90,433	45,217
(Increase) decrease in operating assets:
Accounts Receivable	1,039,271	(774,257)
Prepaid Expenses and Other	(93,139)	20,606
Deferred Charges	(502,953)	(80,783)
Increase (decrease) in operating liabilities:
Accounts Payable, Accrued Expenses and Other	23,595	17,741
Deferred Revenue	(229,486)	29,021
Net Cash Used by Operating Activities	(705,134)	(340,306)
Investing Activities
Purchase of Intangible Assets	(218,023)	(114,010)
Purchase of Property and Equipment	(16,755)	–
Investment in LiquidPiston Real Estate LLC	(2,129,122)	–
Net Cash Used by Investing Activities	(2,363,900)	(114,010)
Financing Activities
Proceeds From the Sale of Stock	4,552,143	11,744,287
Repayment of Lease Liability	(47,201)	(48,780)
Repayment on SBA EIDL Loan	710	(3,257)
Net Cash Provided by Financing Activities	4,505,652	11,692,250
Net Change in Cash	1,436,618	11,237,934
Cash and Equivalents - Beginning of Period	26,956,505	15,195,507
Cash and Equivalents - End of Period	$28,393,123	$26,433,441

The accompanying notes are an integral part of these financial statements.

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LiquidPiston, Inc.

Notes to Financial Statements

1.	Nature of Organization and Operations

LiquidPiston, Inc. (“LiquidPiston” or the “Company”) was incorporated in the State of Delaware on June 21, 2004, and maintains its headquarters and physical plant in Bloomfield, Connecticut.

LiquidPiston develops advanced rotary engines based on the Company’s patented thermodynamic cycle and engine architecture. The Company also provides contracted engineering services to advance rotary engines and power systems.

To date, the Company has raised a total of approximately $57M in gross proceeds from the sale of both Common Stock and Preferred Stock.

On January 13, 2016, the Shareholders of LiquidPiston approved an Agreement and Plan of Merger (“Merger Agreement”), pursuant to which, among other things, LiquidPiston Holdings, Inc., a Delaware corporation merged with and into LiquidPiston. At that time, the separate corporate existence of LiquidPiston Holdings, Inc., thereupon ceased and LiquidPiston continued as the surviving corporation. In connection with the merger, shareholders elected to convert all the Company’s Preferred Stock into common stock. These new common shares were then canceled in accordance with the Merger Agreement in exchange of a $100,000 payment. In accordance with the Merger Agreement each outstanding Company stock option was canceled pursuant to Article IV, Section 7 of the Company’s 2007 Equity Incentive Plan. Upon completion of the Merger Agreement the two founding shareholders’ of LiquidPiston owned 100% of the surviving corporation.

The Company is subject to a number of risks similar to other technology oriented companies in the current stage of its life cycle including, but not limited to, the need to obtain adequate additional funding, possible failure of discovery testing or development studies, the need to obtain governmental approval for its product candidates, competitors developing new or superior technological innovations, the need to successfully commercialize and gain market acceptance of any of the Company’s products that are approved, and protection of proprietary technology. If the Company does not successfully commercialize any of its products, obtain additional revenues from contracted services, or mitigate any of these other risks, it will be unable to generate sufficient revenue or achieve profitability which could ultimately result in the complete loss of stockholders’ investments and the closing of the Company.

For the twelve months ended December 31, 2022 and nine months ended September 30, 2023 the Company showed its first sustained profits. The Company’s current operating plan indicates that new technical development and consulting contracts will be essential to funding the completion of its ongoing research and development activities. Management expects the results of operations to end up near breakeven for the next several years. The Company might need to raise additional funds to further advance its research and development programs, commence additional development studies and operate its business and meet its obligations as they come due. The Company is pursuing financing alternatives, which include convertible debt agreements and permanent equity financing. However, additional financing or equity raises may not be available to the Company in the necessary time frame, in amounts that the Company requires, on terms that are acceptable to the Company, at all. If the Company is unable to raise the necessary funds when needed or reduce spending on currently planned activities, it may not be able to continue the development of its product candidates or the Company could be required to delay, scale back, or eliminate some or all its development programs and other operations which will materially harm its business, financial position and results of operations.

12

2.	Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”). Any reference in these notes to applicable guidance is meant to refer to the authoritative U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Update (“ASU”) of the Financial Accounting Standards Board (“FASB”).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results may differ from those estimates.

Management considers many factors in selecting appropriate financial accounting policies and controls, and in developing the estimates and assumptions that are used in the preparation of these financial statements. Management must apply significant judgment in this process. In addition, other factors may affect estimates, including expected business and operational changes, sensitivity and volatility associated with the assumptions used in developing estimates, and whether historical trends are expected to be representative of future trends. The estimation process often may yield a range of potentially reasonable estimates of the ultimate future outcomes, and management must select an amount that falls within that range of reasonable estimates. Estimates are used in the following areas, among others: revenue recognition, prepaid and accrued technical development expense, stock-based compensation expense and income taxes. To the extent that there are material differences between these estimates and actual results, the Company’s financial condition or operating results will be materially affected.

Cash and Cash Equivalents / Concentrations of Credit Risk

The Company considers all short-term, highly liquid investments with original maturities of 90 days or less to be cash and cash equivalents. Cash and cash equivalents consist of all cash on hand and US Treasury backed money market funds with original maturities of three months or less at the time of purchase. The Company considers its money market funds to be Level 1 instruments as discussed below. Financial instruments that potentially expose the Company to significant concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash with high, credit quality financing institutions and monitors credit risk with individual financial institutions and issuers which, at times, may exceed federally insured limits. The Company has not experienced any losses in such amounts and does not believe it is exposed to any significant credit risk with respect to the Company’s cash and cash equivalents balances.

Major customers – 100% of the revenue earned in the six-month period ended March 31, 2025 and 2024, was the result of contracts or subcontracts with the United States Army and the United States Air Force.

Technical Development

Technical development costs are expensed as incurred. Technical development expense consists of (i) employee-related expenses, including salaries, benefits, travel, and stock-based compensation expense; (ii) external research and development expenses incurred under arrangements with third parties, such as contract research organizations and consultants; (iii) the cost of tools and materials needed in the technical development process.

13

2.	Summary of Significant Accounting Policies (continued)

Patents

Costs incurred in connection with the application for and issuances of patents are initially recognized at cost and are subsequently carried at cost less accumulated amortization and accumulated impairment losses. These costs are amortized to profit or loss using the straight-line method over 20 years, which is the shorter of their estimated useful lives and periods of contractual rights. On an annual basis, the Company initiates an impairment analyses test. When this test indicates the potential for impairment, a fair value assessment is performed, and the assets are written down to their respective fair values. Determining the fair value of long-lived assets is a judgment involving significant estimates and assumptions.

Revenue Recognition

The Company adopted ASC 606 and applied the modified retrospective method of adoption. The entirety of our revenues is generated from long-term contracts with the U.S. Government for the research, design, development, manufacture, integration and sustainment of advanced technology systems, products and services. The Company accounts for a contract when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable. The Company provides its products and services under fixed price contracts.

Under fixed-price contracts, the Company agrees to perform the specified work for a pre-determined price. To the extent our actual costs vary from the estimates upon which the price was negotiated, the Company will generate more or less profit or could incur a loss.

The Company evaluates the products or services promised in each contract at inception to determine whether the contract should be accounted for as having one or more performance obligations. The products and services in our contracts are typically not distinct from one another due to their complex relationships and the significant contract management functions required to perform under the contract. Accordingly, our contracts are typically accounted for as one performance obligation. Significant judgment is required in determining performance obligations, and these decisions could change the amount of revenue and profit recorded in a given period.

At the inception of a contract, The Company estimates the transaction price based on its current rights and does not contemplate future modifications (including unexercised options) or follow-on contracts until they become legally enforceable. Contracts are often subsequently modified to include changes in specifications, requirements or price, which may create new or change existing enforceable rights and obligations. Depending on the nature of the modification, the Company considers whether to account for the modification as an adjustment to the existing contract or as a separate contract. Generally, modifications to our contracts are not distinct from the existing contract due to the significant integration and interrelated tasks provided in the context of the contract. Therefore, such modifications are accounted for as if they were part of the existing contract and recognized as a cumulative adjustment to revenue.

For contracts with multiple performance obligations, the Company allocates the transaction price to each performance obligation based on the estimated standalone selling price of the product or service underlying each performance obligation. The standalone selling price represents the amount the Company would sell the product or service to a customer on a standalone basis (i.e., not bundled with any other products or services). Our contracts with the U.S. Government are, mostly, subject to the Federal Acquisition Regulations (FAR) and the price is typically based on estimated or actual costs plus a reasonable profit margin. As a result of these regulations, the standalone selling price of products or services in our contracts with the U.S. Government are typically equal to the selling price stated in the contract.

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2.	Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued)

The Company recognizes revenue as performance obligations are satisfied and the customer obtains control of the products and services. In determining when performance obligations are satisfied, the Company considers factors such as contract terms, payment terms and whether there is an alternative future use of the product or service. Substantially all of our revenue is recognized over time as the Company performs under the contract because control of the work in process transfers continuously to the customer. For most contracts with the U.S. Government, this continuous transfer of control of the work in process to the customer is supported by clauses in the contract that give the customer ownership of work in process and allow the customer to unilaterally terminate the contract for convenience and pay the Company for costs incurred plus a reasonable profit. For performance obligations to deliver products with continuous transfer of control to the customer, revenue is recognized based on the extent of progress towards completion of the performance obligation, generally using the percentage-of-completion cost-to-cost measure of progress for our contracts because it best depicts the transfer of control to the customer as the Company incurs costs on its contracts. Under the percentage-of-completion cost-to-cost measure of progress, the extent of progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs to complete the performance obligation(s). For performance obligations to provide services to the customer, revenue is recognized over time based on costs incurred or the right to invoice method (in situations where the value transferred matches our billing rights) as our customer receives and consumes the benefits.

For performance obligations in which control does not continuously transfer to the customer, the Company recognizes revenue at the point in time in which each performance obligation is fully satisfied. This coincides with the point in time the customer obtains control of the product or service, which typically occurs upon customer acceptance or receipt of the product or service, given that we maintain control of the product or service until that point.

For arrangements with the U.S. Government, the Company generally does not begin work on contracts until funding is appropriated by the customer. Billing timetables and payment terms on our contracts vary based on a number of factors, including the contract type. Typical payment terms under fixed-price contracts with the U.S. Government provide that the customer pays either performance-based payment (PBPs) based on the achievement of contract milestones or progress payments based on a percentage of costs the Company incurs. The Company recognizes a liability for payments in excess of revenue recognized, which is presented as a contract liability on the balance sheet, we recognize an asset for revenues recognized in excess of billings as a contract asset on the balance sheet. The portion of payments retained by the customer until final contract settlement is not considered a significant financing component because the intent is to protect the customer from our failure to adequately complete some or all of the obligations under the contract. Payments received from customers in advance of revenue recognition are not considered to be significant financing components because they are used to meet working capital demands that can be higher in the early stages of a contract.

Advertising

Advertising costs are expensed as incurred and included in general and administrative expense on the statements of operations. Total advertising costs for the six months ended March 31, 2025 and 2024 were $30,960 and $44,435, respectively.

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2.	Summary of Significant Accounting Policies (continued)

Income Taxes

Income taxes are recorded in accordance with ASC Topic 740, Income Taxes, or ASC 740, which provides for deferred taxes using an asset and liability approach. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities and for loss and credit carryforwards using enacted tax rates anticipated to be in effect for the year in which the differences are expected to reverse. Deferred tax amounts are determined by using the enacted tax rates expected to be in effect when the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities to a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are provided, if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company uses financial projections to support its net deferred tax assets, which contain significant assumptions and estimates of future operations. If such assumptions were to differ significantly from actual future results of operations, it may have material impact on the Company’s ability to realize its deferred tax assets. At the end of each period, the Company assesses the ability to realize the deferred tax assets. If it is more likely than not that the Company would not realize the deferred tax assets, then the Company would establish a valuation allowance for all or a portion of the deferred tax asset. See Note 10 – Income Taxes.

The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740. When uncertain tax positions exist, the Company recognizes the tax benefit of tax positions to the extent that the benefit will more likely than not be realized. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position, as well as consideration of the available facts and circumstances. As of March 31, 2025 and 2024, the Company does not have any uncertain tax positions. The Company recognizes interest and penalties related to uncertain tax positions, if any exist, in income tax expense.

Stock-Based Compensation

The Company accounts for its stock-based compensation awards to employees in accordance with ASC Topic 718, Compensation – Stock Compensation, or ASC 718. Additionally, the Company accounts for all awards to consultants of the Company in accordance with ASC topic 505-50, Equity Based Payments to Non-Employees. ASC 718 requires all stock-based payments to employees, including grants of employee stock options and restricted stock, to be recognized in the statements of operations based on their fair values. All the Company’s stock-based awards are subject only to service-based vesting conditions. The Company estimates the fair value of its stock-based awards using the Black-Scholes option pricing model, which requires the input of assumptions, including (a) the expected stock price volatility, (b) the calculation of expected term of the award, (c) the risk-free interest rate and (d) expected dividends. The fair value of restricted stock awards is determined based on the Company’s estimated common stock value at the time of grant.

Due to the historical lack of a public market for the trading of the Company’s common stock and a lack of company-specific historical and implied volatility data, the Company has based its estimate of expected volatility on the historical volatility of a group of similar companies that are publicly traded. The computation of expected volatility is based on the historical volatility of a representative group of companies with similar characteristics to the Company, including stage of product development and life science industry focus. The Company believes the group selected has sufficient similar economic and industry characteristics and includes companies that are most representative of the Company.

The Company uses the simplified method as prescribed by the SEC Staff Accounting Bulletin No. 107, Share-Based Payment, to calculate the expected term, as it does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term for options granted to employees and utilizes the contractual term for options granted to non-employees. The expected term is applied to the stock option grant group, as the Company does not expect substantially different exercise or post-vesting termination behavior among its employee population. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected life of the stock options.

Compensation expense related to awards to employees and consultants of the Company is calculated on a straight-line basis by recognizing the grant date fair value, or re-measured value for consultants over the associated service period of the award, which is generally the vesting term.

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2.	Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, investments in treasury bills, accounts payable and accrued expenses. The Company values cash equivalents and investments in treasury bills using quoted market prices. The fair value of accounts payable and accrued expenses approximates it carrying value because of its short-term nature.

The Company is required to disclose information on all assets and liabilities reported at fair value that enables an assessment of the inputs used in determining the reported fair values. ASC Topic 820, Fair Value Measurements and Disclosures (ASC 820), establishes a hierarchy of inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available.

Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances. The fair value hierarchy applies only to the valuation inputs used in determining the reported fair value of the investments and is not a measure of the investment credit quality. The three levels of the fair value hierarchy are described below:

•	Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date
•	Level 2 – Valuations based on quoted prices for similar assets or liabilities in markets that are not active or for which all significant inputs are observable, either directly or indirectly
•	Level 3 – Valuations that require inputs that reflect the Company’s own assumptions that are both significant to the fair value measurement and unobservable

To the extent that a valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. There were no transfers within the fair value hierarchy in six months ended March 31, 2025. The assets of the Company measured at fair value on a recurring basis as of March 31, 2025 and September 30, 2024 are summarized below:

Fair Value Measurements Using
	Level 1	Level 2	Level 3	Total
March 31, 2025 Assets:
Cash and Cash Equivalents	$28,393,123	–	–	$28,393,123
Total Assets	$28,393,123	–	–	$28,393,123

September 30, 2024 Assets:
Cash and Cash Equivalents	$26,956,506	–	–	$26,956,506
Total Assets	$26,956,506	–	–	$26,956,506

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2.	Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Expenditures for additions, renewals, and betterments of property are capitalized and depreciated over the estimated useful life. Expenditures for repairs and maintenance are charged to expense as incurred. The Company provides for depreciation and amortization of assets recorded using the straight-line method over estimated useful lives as follows:

•	Computer and office equipment 5-7 years
•	Machinery 5-7 years
•	Leasehold improvements 15 years

Impairment of Long-Lived Assets

Long-lived assets with definite lives are reviewed for impairment whenever changes in events or circumstances indicate their carrying values may not be recoverable. The impairment analyses are conducted in accordance with FASB ASC Topic 360, Property, Plant and Equipment. The recoverability of carrying value is determined by comparison of the asset’s carrying value to its future undiscounted cash flows. When this test indicates the potential for impairment, a fair value assessment is performed, and the assets are written down to their respective fair values. Determining the fair value of long-lived assets is a judgment involving significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, and future economic and market conditions. The Company bases its fair value estimates on assumptions that management believes to be reasonable but that they are unpredictable and inherently uncertain. Actual future results may differ from these estimates.

Compensated Absences

The company has not accrued compensated absences because the amount cannot be reasonably estimated.

Leases

The Company leases two buildings. The determination of whether an arrangement is a lease is made at the lease’s inception. Under ASC 842, a contract is (or contains) a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is defined under the standard as having both the right to obtain substantially all of the economic benefits from use of the asset and the right to direct the use of the asset. Management only reassesses its determination if the terms and conditions of the contract are changed.

Operating leases are included in operating lease right-of-use (“ROU”) assets, other current liabilities, and operating lease liabilities in our balance sheets. Finance leases are included in property and equipment, other current liabilities, and other long-term liabilities in our balance sheets.

ROU assets represent our right to use an underlying asset for the lease term, and lease liabilities represent our obligation to make lease payments. Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The Company uses the implicit rate when it is readily determinable. Since the Company’s leases do not provide an implicit rate, to determine the present value of lease payments, management uses the Company’s incremental borrowing rate based on the information available at lease commencement. Operating lease ROU assets also includes any lease payments made and excludes any lease incentives. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise the option.

18

2.	Summary of Significant Accounting Policies (continued)

The Company has lease agreements with lease and non-lease components, which are generally accounted for separately with amounts allocated to the lease and non-lease components based on stand-alone prices.

None of our lease agreements contain any material residual value guarantees. Our building lease agreements do not include covenants that require us to maintain certain ratios relating to interest coverage and percentage of total debt to equity.

Variable Interest Entity

The Company has an arrangement with a special purpose entity, LiquidPiston 2024 Reg CF SPV, LLC (LPSPV), formed to serve as a crowdfunding vehicle pursuant to Rule 39-9 under the Investment Company Act of 1940, as amended.

Management of the Company has determined that LPSPV is a variable interest entity and that the Company is the primary beneficiary of LPSPV because, based on its design, the Company has the power to direct the activities of LPSPV that most significantly impacts LPSPV’s economic performance.

The Company has no ownership interest in LPSPV. The Company pays for all of the operating expenses of LPSPV.

LPSPV acquires, holds and disposes of securities issued by the Company. Investors contribute money to LPSPV through a crowdfunding platform. These funds are held in an escrow account by the crowdfunding platform, which distributes the funds to the Company in exchange for the Company’s stock.

The only asset of LPSPV is the Investment in LiquidPiston, which is eliminated in consolidation.

On February 28, 2025 The Company created a single member limited liability company, LiquidPiston Real Estate, LLC (LPRE). The company was formed to purchase a facility in Suffield, Connecticut which when it meets the Company’s specifications will be the Company’s new headquarters. LPRE closed on the building on March 28, 2025 and LiquidPiston expects to move at the beginning of its next fiscal year.

The Company makes a policy election under ASU 2018-17 to not consolidate the activities of LiquidPiston Real Estate, LLC.

Restricted Cash

Restricted cash as of March 31, 2025 and 2024 remained unchanged at $1,519,783, held for the potential repurchase of Company stock, per the 2022 Regulation A Offering, as indicated in the corresponding Offering Circular.

3.	Property and Equipment

Property and equipment consist of the following as of:

	March 31, 2025 and September 30, 2024
	2025	2024
Computer and Office Equipment	$127,383	$127,383
Machinery	1,340,548	1,340,548
Right of Use Asset	420,080	420,080
Vehicles	16,775	–
Leasehold Improvements	62,373	4,329
Total Property and Equipment	1,967,159	1,892,340
Accumulated Depreciation	(1,441,589)	(1,272,964)
Property and Equipment, Net	$525,570	$619,376

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4.	Long Term Debt

On June 10, 2020, LiquidPiston, Inc. was approved for and issued a Loan Authorization and Agreement by the Small Business Administration (“SBA”) for an Economic Injury Disaster Loan (EIDL) in the amount of $150,000 and will use all proceeds of this Loan as working capital to alleviate economic injury sustained due to COVID-19. Repayment began twelve months from the date of the promissory note with a 30-year term. Interest will accrue at 3.75% per year and will only accrue on funds advanced, from the date of each advance, with fund disbursement at the discretion of SBA Counsel. This debt is collateralized with Company assets. Accrued interest prior to the start of the deferred repayment is added to the outstanding loan amount and amounts to $5,238.

The aggregate amount of long-term debt maturing in each of the succeeding five years is as follows:

March 31:
2026	$3,523
2027	3,657
2028	3,796
2029	3,940
2030	4,089
Thereafter	122,910
$141,915

5.	Common Stock

The Company had 25,000,000 shares of authorized Common Stock as of March 31, 2025 and September 30, 2024, respectively, par value $0.0001. This amount has been recalculated after a 10:1 split which occurred in March 2022.

The Common Stock has the following characteristics:

Voting

The holders of Common Stock are entitled to one vote for each share of common stock held at all meetings of stockholders and written actions in lieu of meetings. As of March 31, 2025 and September 30, 2024, 9,128,548 (recalculated to reflect the effects of the 10:1 stock split) shares of common stock issued (including notes converted to common stock) have voting rights proxied to the CEO.

Dividends

The holders of Common Stock are entitled to receive dividends, if and when declared by the Board of Directors. Since the Company’s inception, no dividends have been declared or paid to the holders of Common Stock.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution, or winding-up of the Company, the holders of Common Stock are entitled to share ratably in the Company’s assets.

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6.	Series Seed-1 Preferred Stock

The Company had 200,000 shares of authorized Series Seed-1 Preferred Stock, as of March 31, 2025 and September 30, 2024, respectively.

The Preferred Series Seed 1 Stock has the following characteristics:

Voting

Each holder of outstanding shares of Series Seed-1 Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Dividends

The holders of Series Seed-1 Preferred Stock are entitled to receive dividends, if and when declared by the Board of Directors. Since the Company’s inception, no dividends have been declared or paid to the holders of Common Stock.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or Deemed Liquidation Event, the holders of the Series Seed-1 Preferred Stock have first priority to be paid an amount equal to the greater of (i) the Series Seed-1 Preferred Stock issuance price plus dividends declared or (ii) such amounts that would have been owed to the Series Seed-1 Preferred Stock holders if the Series Seed-1 Preferred Stock shares had been converted to Common Stock of the Company prior to the liquidation event. Following payments to the Series Seed-1 Preferred Stock shareholders, all remaining assets of the Company will be distributed to the Common Stock shareholders on a pro rata basis.

Conversion

Each share of Series Seed-1 Preferred Stock is convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into 10 shares of fully paid and non-assessable Common Stock as defined in the Company’s Amended and Restated Certificate of Incorporation. The change from one share to 10 shares is effective upon the date of the 10:1 split in March 2022.

7.	Stock-Based Compensation

In 2016, the Company’s Board of Directors adopted, and the stockholders approved, the LiquidPiston, Inc. 2016 Stock Option and Grant Plan (the “2016 Plan”). The 2016 Plan provides for the issuance of incentive awards up to 200,000 shares of common stock to officers, employees, consultants, and directors. Effective with the 10:1 stock split, the options exercised will receive 10 shares of Common Stock for each stock option granted prior to the March 2022 split.

Stock Options and Restricted Stock

The options granted generally vest over 36-48 months. Under the 2016 Plan, options generally vest in installments of 25% at the one- year anniversary and thereafter in equal monthly installments after the one-year anniversary date, subject to the employee’s or consultant’s continuous service with the Company. The options generally expire ten years after the date of grant. Restricted stock units generally expire seven years after the date of the grant. The fair value of the options at the date of grant is recognized as an expense over the requisite service period.

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7.	Stock-Based Compensation (continued)

Stock Options and Restricted Stock (continued)

During the six months ended March 31, 2025 and the nine months period ended September 30, 2024, 52,000 and 57,000 option and restricted stock unit awards were granted, respectively. On March 31, 2025 and September 30, 2024 495,510 and 548,510 shares respectively were reserved for issuance under the 2016 Plan. Stock compensation expense totaled $0 and $0 for the six months ended March 31, 2025 and March 31, 2024, respectively.

The following table summarizes the stock option and restricted stock unit activity during the years:

Available Options and RSUs
Balance 9/30/23	577,510
Options and RSUs Issued	(57,000)
Options and RSUs Forfeited	28,000
Balance 9/30/24	548,510
Period Ending 3/31/2025
Options and RSUs Issued	(235,676)
Options and RSUs Forfeited	5,834
Balance 3/31/25	318,668

8.	Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes (“ASC 740”), which requires an asset and liability approach for measuring deferred taxes based on temporary differences between the financial statements and tax bases of assets and liabilities existing at each balance sheet date using enacted tax rates for the years in which taxes are expected to be paid or recovered. The tax benefit arising from the Company’s net loss has been offset by an increase in the valuation allowance.

Accordingly, the Company had no net income tax provision or benefit during the periods ended March 31, 2025 and 2024.

In assessing the realizability of net deferred tax assets, management considers whether it is more likely than not that the net deferred tax assets will be realized. The ultimate realization of net deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing future deductible amounts become deductible. Management has established a full valuation allowance against the net deferred tax assets on March 31, 2025 and 2024 as management cannot currently determine that the realization of these future benefits is likely.

As of the date of this report, the Company’s 2023 Federal and State income tax returns have not been prepared. However, on December 31, 2022, the Company has approximately $22,055,120 of federal NOL carryforwards. As of December 31, 2022, the Company has generated approximately $1,069,651 of federal research and development credits which can be carried forward and used against future taxes. Finally, the Company has approximately $285,956 of state research and development credits available to carryforward to future years.

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8.	Income Taxes (continued)

Under the provisions of the Internal Revenue Code, NOL and tax credit carryforwards are subject to review and possible adjustment by the Internal Revenue Service and state tax authorities until fully utilized. NOL and tax credit carryforwards may be subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders by more than 50% over a three-year period, as defined in Sections 382 and 383 of the Internal Revenue Code and similar state provisions. The amount of the annual limitation is determined based on the value of the Company immediately before the ownership change. Subsequent ownership changes may further affect the limitation in future years. The Company has not completed a study to assess whether a change of control has occurred or whether there have been multiple changes of control since the date of the Company’s formation due to the significant complexity and cost associated with such study and that there could be additional changes in control in the future. As a result, the Company is unable to estimate the effect of these limitations, if any, on the Company’s ability to utilize NOL and tax credit carryforwards in the future. A full valuation allowance has been provided against the Company’s NOL and tax credit carryforwards and, if an adjustment is required, this adjustment would be offset by an adjustment to the deferred tax asset established for the NOL and tax credit carryforwards and the valuation allowance.

The Company has not yet conducted a study to document whether its research activities may qualify for the research and development tax credit. Such a study may result in an adjustment to the Company’s research and development credit carryforwards; however, until a study is completed, and any adjustment is known, no amounts are being presented as an uncertain tax position. A full valuation allowance has been provided against the Company’s research and development credit and, if an adjustment is required, this adjustment would be offset by an adjustment to the deferred tax asset established for the research and development credit carryforwards and the valuation allowance.

As of March 31, 2025 and 2024, the Company had no accrued uncertain tax positions or associated interest, or penalties and no amounts have been recognized in the Company’s statements of operations and comprehensive loss.

The Company files income tax returns in the U.S. federal jurisdiction and the state of Connecticut jurisdiction.

9.	Commitments and Contingencies

The Company leases its facilities in Bloomfield, Connecticut under terms of a lease that provides for monthly payments of $6,050, with annual escalations, currently $8,337. The lease term was amended from a month-to-month lease to a 5-year term commencing on May 6, 2022.

Minimum future rental commitments for the next five years are as follows:

March 31:
2026	$98,742
2027	77,714
2028	0
2029	0
2030	0
Total	$176,456

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10.	Equity Issuances

For the year ended September 30, 2024, employees of the Company exercised stock options, and the Company issued 6,500 shares for total proceeds of $2,697. For the six months ended March 31, 2025 employees of the Company exercised stock options and the Company issued 9,800 shares for total proceeds of $894.

In August of 2024 the Company started a Reg CF stock offering. There was one closing for the fiscal year ended September 30, 2024; the Company issued 182,974 shares of its common stock and received proceeds before issuances costs of $2,026,737. During the six months ended March 31, 2025, the Company issued 251,558 shares of its common stock and received proceeds before issuances costs of $2,780,171. Additionally, during the six months ended March 31, 2025, the Company sold 12,391 shares of its common stock through a Reg D offering and received proceeds of $125,010.

11.	Supplementary Cash Flows Information

The Company uses the indirect method when presenting its cash flows from operating activities in the Statement of Cash Flows. Therefore, the Company is required to disclose the following supplementary information. For the six months ended March 31, 2025 and 2024:

	March 31, 2025	March 31, 2024
Interest paid	$1,860	$1,860
Income taxes paid	$33,593	$12,179

Non-cash financing transactions:
Stock compensation issuance of stock	$0	$0

12.	Subsequent Events

The Company has evaluated subsequent events through June 1, 2025 the date on which the financial statements were available to be issued and did not note any additional subsequent events requiring recording or disclosure in the financial statements for the period ended March 31, 2024.

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ITEM 4.	EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Amended and Restated Certificate of Incorporation *

2.2	Bylaws **

2.3	Certificate of Amendment to Amended and Restated Certificate of Incorporation***

3.	Irrevocable Power of Attorney****

4.	Form of Subscription Agreement****

6.1	Stock Option Plan**

6.2	Employment Contract of Alexander Shkolnik**

6.3	Employment Contract of Nikolay Shkolnik**

*	Filed as an exhibit to the Company’s semiannual report on Form 1-SA for the six months ended June 30, 2020, filed with the SEC on November 20, 2020.
**	Filed as an exhibit to the Company’s Offering Statement on Form 1-A, filed with the SEC on May 20, 2020.
***	Filed as an exhibit to the Company’s Current Report on Form 1-U dated March 9, 2022, filed with the SEC on March 17, 2022.
****	Filed as an exhibit to the Company’s Offering Statement on Form 1-A, Amendment 1, filed with the SEC on October 19, 2022.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on June 12, 2025.

LIQUIDPISTON, INC.

By: /s/ Alexander Shkolnik
Alexander Shkolnik
Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed by the following persons in the capacities and on the dates indicated.

By Alexander Shkolnik, Chief Executive Officer, President, Principal Financial Officer, Principal Accounting Officer and Director

Date: June 12, 2025

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